UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No. 1)

Filed by the Registrant ☐     Filed by a Party other than the Registrant ☑

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☑	Preliminary Proxy Statement
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☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12

EMAGEON INC.
(Name of the Registrant as Specified In Its Charter)

OLIVER PRESS PARTNERS, LLC
OLIVER PRESS INVESTORS, LLC
AUGUSTUS K. OLIVER
CLIFFORD PRESS
DAVENPORT PARTNERS, L.P.
JE PARTNERS, L.P.
OLIVER PRESS MASTER FUND, L.P.
BENNER A. ULRICH

(Name(s) of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY - SUBJECT TO COMPLETION

OLIVER PRESS PARTNERS, LLC
152 West 57th Street
New York, NY 10019

May [__], 2008

Dear Fellow Stockholder:

     Oliver Press Partners, LLC (“Oliver Press” or “we”) is the beneficial owner of an aggregate of 3,569,360 shares of common stock, par value $0.001 per share (“Common Stock”) of Emageon Inc. (“Emageon” or the “Company”), representing approximately 16.63% of the outstanding Common Stock of the Company. For the reasons set forth in the attached Proxy Statement, Oliver Press does not believe that the Board of Directors of the Company is acting in the best interests of its stockholders. We and the other participants in this solicitation are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held at Emageon’s office located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242 on Monday, June 23, 2008, at 11:00 A.M., CDT for the following:

     (1) the election of three directors to Emageon’s Board of Directors to hold office until the 2011 Annual Meeting of Stockholders of the Company or until their respective successors shall be duly elected and qualified;

     (2) to ratify the appointment of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2008; and

     (3) the consideration of such other business as may properly come before the meeting.

     We urge you to consider carefully the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to stockholders on or about May __, 2008.

     You may have received, or will be receiving, a separate proxy solicitation from the Company. For all of the reasons discussed in the materials included with this letter, Oliver Press and the other participants in this solicitation strongly urge you to REJECT the solicitation made by the Company and NOT sign any White proxy card that the Company sends to you.

     IF YOU HAVE ALREADY RETURNED A WHITE PROXY CARD, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTES BY SIGNING AND RETURNING A LATER DATED BLUE PROXY CARD.

     It is important that your shares of Emageon stock be represented and voted at the Annual Meeting. Accordingly, regardless of whether you plan to attend the Annual Meeting in person, please cause your shares of Common Stock to be voted by signing, dating and mailing the enclosed BLUE proxy card. If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

     Thank you for your support,

Augustus K. Oliver	Clifford Press

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Oliver Press’ proxy materials, please call

MacKenzie Partners, Inc. at the phone numbers listed below.

     105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
emageonproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY - SUBJECT TO COMPLETION

ANNUAL MEETING OF STOCKHOLDERS

OF

EMAGEON INC.
_________________________

PROXY STATEMENT

OF

OLIVER PRESS PARTNERS, LLC

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

     Oliver Press Partners, LLC, a Delaware limited liability company (“Oliver Press” or “we”), is the beneficial owner of an aggregate of 3,569,360 shares of Common Stock of Emageon Inc. (“Emageon” or the “Company”), representing approximately 16.63% of the outstanding Common Stock of the Company. We are writing to you in connection with the election of three director nominees to the board of directors of Emageon (the “Emageon Board”) at the annual meeting of stockholders scheduled to be held at Emageon’s office located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242 on Monday, June 23, 2008, at 11:00 A.M., CDT, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). This proxy statement (the “Proxy Statement”) and the enclosed BLUE proxy card are first being furnished to stockholders on or about May [__], 2008. This Proxy Statement and the enclosed BLUE proxy card are being furnished to Emageon’s stockholders by Oliver Press and the other participants in this solicitation as identified in the section entitled “Participants in the Solicitation,” in connection with the solicitation of proxies from Emageon’s stockholders for the following:

     (1) the election of Augustus K. Oliver, Clifford Press and Benner A. Ulrich (the “Nominees”) to Emageon’s Board of Directors to hold office until the 2011 Annual Meeting of Stockholders of the Company or until their respective successors shall be duly elected and qualified;

     (2) to ratify the appointment of Ernst & Young LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2008; and

     (3) the consideration of such other business as may properly come before the meeting.

     Emageon has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 24, 2008 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.

     According to Emageon’s proxy statement, as of the close of business on the Record Date, there were 21,466,391 shares of Emageon’s common stock, par value $0.001 per share (the “Common Stock”), outstanding, each share of Common Stock being entitled to one vote on all matters presented at the Annual Meeting. The principal executive offices of Emageon Inc., a Delaware corporation, are located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242.

     Oliver Press, along with all of the other participants in this solicitation is the beneficial owner of an aggregate of 3,569,360 shares of Common Stock, representing approximately 16.63% of the outstanding shares of Common Stock. The participants in this solicitation intend to vote their shares (i) for the election of the Nominees, and (ii) for the ratification of the appointment of Ernst & Young LLP as described herein.

     Oliver Press and the other participants in this solicitation request that stockholders sign, date and mail promptly the enclosed BLUE proxy card in the postage-paid envelope provided. Oliver Press and the other participants in this solicitation urge you not to sign any White proxy card sent to you by Emageon. If you have already done so, you may revoke your previously signed proxy by delivering a written notice of revocation or a later dated BLUE proxy card in the enclosed envelope.

     If your shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the record date, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card as soon as possible.

     Any proxy executed by a holder of Common Stock may be revoked at any time prior to its exercise by filing a written notice of revocation with the Secretary of the Company or by submitting a duly executed later dated proxy or by attending the Annual Meeting and voting in person.

     Oliver Press has retained MacKenzie Partners, Inc. to assist it in communicating with stockholders in connection with the proxy solicitation and to assist in its efforts to obtain proxies. If you have any questions about how to complete or submit your BLUE proxy card or any other questions, MacKenzie Partners will be pleased to assist you.

     THIS SOLICITATION IS BEING MADE BY OLIVER PRESS AND THE OTHER PARTICIPANTS IN THIS SOLICITATION AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF EMAGEON. NEITHER OLIVER PRESS NOR THE OTHER PARTICIPANTS IN THIS SOLICITATION ARE AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING. SHOULD OTHER MATTERS, WHICH OLIVER PRESS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

     OLIVER PRESS AND THE OTHER PARTICIPANTS IN THIS SOLICITATION URGE YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THEIR NOMINEES.

     IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY EMAGEON’S MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF OLIVER PRESS’ NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO OLIVER PRESS, C/O MACKENZIE PARTNERS, INC. WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF THE COMPANY, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

     Your vote is important, no matter how many or how few shares you own. We urge you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of our Nominees.

☐☐☐	If your shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Oliver Press, c/o MacKenzie Partners, Inc., in the enclosed envelope today.

☐☐☐	If your shares are held in a brokerage account or bank, you are considered the beneficial owner of the shares, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares on your behalf without your instructions.

☐☐☐	Depending upon your broker or custodian, you may be able to provide voting instructions either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to provide voting instructions electronically. You may also provide voting instructions by signing, dating and returning the enclosed voting form.

     Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to Oliver Press. Remember, you can vote for our three independent Nominees only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Oliver Press’ proxy materials, please call

MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
emageonproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

BACKGROUND TO OUR SOLICITATION

     Oliver Press is currently the beneficial owner of 3,569,360 shares of Common Stock, representing approximately 16.63% of the issued and outstanding voting securities of Emageon.

     Beginning in June 2007 and through the remaining months of 2007, the principals of Oliver Press met on several occasions with the senior management of Emageon to review the Company’s business, to discuss its strategic options, including the possible sale of the Company, selective acquisitions by the Company and possible development of additional products, and to discuss the possibility of Board membership by one or more Oliver Press principals. Over the same period, Oliver Press principals also had several conversations with members of the Company’s Board of Directors, and on August 28, 2007 Mr. Press traveled to Atlanta, Georgia to meet with members of the Governance Committee of the Board to discuss representation on the Board by one or more Oliver Press principals. Despite what the Oliver Press principals initially took to be positive overtures by the Company to the possibility of Board membership, it became increasingly clear that the officers and directors of the Company were not receptive to the idea, but indicated a preference to seek their own candidates from among existing shareholders to join the Board.

     On November 6, 2007, Oliver Press signed a non-disclosure agreement at the request of the Company. The purpose of the agreement was to allow Oliver Press to review certain confidential, non-public information prior to making a final decision on whether any of its principals should join the Board. In fact, Oliver Press was given limited information that it did not consider to be material. Instead, management indicated more meaningful detail would be available to Oliver Press only following the election of an Oliver Press principal to the Board.

     On December 10, 2007, Oliver Press delivered a letter to the Company’s lead independent director highlighting the length of the Company’s deliberations regarding shareholder representation on the Board and expressing concerns with recent changes in the fundamentals of the Company’s business, including lower sales, weaker demand for the Company’s products and downward adjustment in the Company’s sales guidance, and the performance of its share price. Oliver Press also notified the Company of its intention to nominate directors at the Annual Meeting. Again, the Company’s representatives stated that the Governance Committee was continuing its process of seeking suitable shareholder representatives to serve on the Board.

     On January 24, 2008 Oliver Press and Emageon entered into an agreement pursuant to which Emageon extended until February 15, 2008 the deadline for Oliver Press to submit formal nominations for consideration at Emageon’s 2008 Annual Meeting. At the time of entering into the extension agreement, Oliver Press principals participated in a conference call with members of the Company’s management and Board of Directors, its outside counsel and its investment bankers. The purpose of the call was to provide to Oliver Press information about the Company’s efforts to pursue its strategic options. Again, little meaningful information was offered during the course of the call, and, in response to questions from Oliver Press principals, management and the Company’s bankers declined to provide any specific details regarding their efforts. Furthermore, Oliver Press believes no progress had been made in the stated goal of identifying directors to join the Board who have significant ownership interests.

     On February 14, 2008, Oliver Press delivered a letter to Emageon nominating Augustus K. Oliver, Clifford Press and Benner A. Ulrich for election to the Emageon Board at the Annual Meeting.

     Since that time, representatives of the Company and the principals of Oliver Press have had intermittent discussions about finding a solution to the issues of Board composition, Board representation by Oliver Press principals and ongoing management of the Company. To date, those discussions have not resulted in any agreement among the parties.

REASONS FOR OUR SOLICITATION

     We strongly believe that the best course now for all shareholders is to elect the three directors that we have nominated in order to create a new independent voice with a significant ownership stake in the Boardroom. We believe the interests of shareholders have not been addressed by the incumbent Board and that it is time for change.

     At the time of the Company’s IPO in 2005, during a period when the stock was trading at over $15, Board members owned 24% of the Company’s outstanding stock. Today, as a result of sales of their shares by incumbent directors and changes in Board composition, the current Board collectively owns not even 1% of the outstanding stock. For most of the past year, we have been engaged in discussions with the Board of Emageon about their intention to restore meaningful shareholder representation to the Board, a step which we endorsed as an important prerequisite to restoring investor confidence. However, they have now proposed a slate consisting solely of incumbent directors with no representation by any significant shareholder.

     When we initially engaged in discussions with Emageon’s management, it was our view that the Company was at an inflection point in its development as an independent public company, and that the Company needed to explore all strategic alternatives to unlock value in the business. Since that time, the Company has revised financial guidance downward, and Emageon’s stock has declined by over 70% to its lowest point since the IPO. In our view, this decline reflects a complete loss of investor confidence in the Company’s management and the Board.

     We continue to believe that Emageon has a well regarded and competitive set of products and valuable customer relationships that are not reflected in the current share price, and we believe that the election of our nominees as active and engaged Board members with significant ownership interest can restore confidence in the strategic direction of the Company. If elected, Oliver Press anticipates that the Nominees would encourage the Board to explore all available strategic options for the Company, including its sale, selective acquisitions and possible development of additional products, as well as hold management more accountable for the Company’s prior performance. Since the Nominees, if elected, would constitute only a minority of the Board, while Oliver Press anticipates that its Nominees would pursue the changes discussed above, it cannot assure shareholders that any of its changes would be implemented by the Board.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

     The Emageon Board of Directors is currently composed of eight directors, three of whom have terms that will expire at the Annual Meeting. For the reasons stated above, we are seeking your support at the Annual Meeting to elect our Nominees. Under Emageon’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, the directors elected at the Annual Meeting will serve in such capacity for a three-year term expiring at the 2011 Annual Meeting of Stockholders or until their successors have been duly elected and qualified, or until their earlier death, resignation or removal. Unless otherwise stated, each Nominee has sole voting power and sole investment power with respect to the shares of Common Stock beneficially owned by such Nominee and each Nominee is the beneficial owner of all shares held of record by such Nominee.

Biographical Information

Name and Address	Age	Director Since

Augustus K. Oliver	58	N/A
152 West 57th Street, 46th Floor
New York, New York 10019

Clifford Press	54	N/A
152 West 57th Street, 46th Floor
New York, New York 10019

Benner A. Ulrich	32	N/A
152 West 57th Street, 46th Floor
New York, New York 10019

     The principal occupations and employment of each such person during the past five years is set forth below. In each instance in which dates are not provided in connection with a Nominee’s business experience, such Nominee has held the position indicated for at least the past five years.

     Augustus K. Oliver - Gus is a graduate of Yale University and American University Law School. He began his career as a lawyer with Skadden, Arps, Slate, Meagher & Flom, becoming a partner in 1983. In 1984, he became a partner of the investment firm Gollust, Tierney and Oliver and its principal investment partnership, Coniston Partners, which engaged in the same investment strategy as Oliver Press. Since 1999, he has been a partner of WaterView Advisors, the investment manager for two companion private equity investment partnerships. In 2005, he formed Oliver Press with Clifford Press. Gus is currently a director of Scholastic Corp., Comverse Technology, Inc. and The Phoenix Companies, Inc. He is also a director of Lincoln Center Theater.

     Clifford Press - Clifford has been a managing member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005. Prior to 1986 he was employed as an investment banker at Morgan Stanley & Co., Incorporated. From 1986 to March 2003, Clifford was a General Partner of Hyde Park Holdings, Inc., a private equity investment firm ("HPH"). High Voltage Engineering Corporation, an industrial holding concern and a portfolio company of HPH, of which Clifford had been an officer and a director from 1989 to August 2004, filed petitions under chapter 11 of the United States Bankruptcy Code in March 2004 and February 2005. Clifford is currently a director of Coherent, Inc., and a director of GM Network Ltd., a private holding company. Clifford received his MA degree from Oxford University and an MBA degree from Harvard Business School.

     Benner A. Ulrich - Benner has been a Principal and director of research of Oliver Press Partners, LLC, an investment advisory firm, since March 2007. From 2000 to 2007, Benner worked at UBS Investment Bank in the healthcare research group, most recently as a director covering medical technology companies. Benner is a graduate of Lehigh University.

Share Ownership
Name of Beneficial		Shares of Common Stock	Percent of Outstanding
Owner	Class of Capital Stock	Beneficially Owned	Common Stock
Augustus K. Oliver	Common Stock	3,569,360(1)	16.63%
Clifford Press	Common Stock	3,569,360(1)	16.63%
Benner A. Ulrich	Common Stock	0	*

______________
* Less than 1%

     (1) This number represents 100 shares of Common Stock held by Davenport Partners, L.P. (“Davenport”), 2,934,600 shares of Common Stock held by JE Partners, L.P. (“JE”) and 634,660 shares of Common Stock held by Oliver Press Master Fund, L.P. (“OPM”). Oliver Press, as the investment adviser to Davenport, JE and OPM, has the power to vote and to dispose of all of the shares that they hold. Oliver Press Investors, LLC, as the general partner of Davenport, JE and OPM, and Augustus K. Oliver and Clifford Press, as the Managing Members of Oliver Press and Oliver Press Investors, share the power to vote and to dispose of all of such shares.

     Each of Oliver Press’ nominees has consented to be named in this Proxy Statement and to serve as a director of Emageon, if elected. If at the time of the Annual Meeting any nominee is unable to serve or for good cause will not serve as a director, the discretionary authority provided in the proxy will be exercised to vote for a substitute designated by Oliver Press. Oliver Press has no reason to believe that any of the Nominees will be unable to serve as a director or will have good cause for not serving as a director, if elected. In addition, Oliver Press reserves the right to nominate substitute persons if Emageon makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, shares represented by the enclosed BLUE proxy card will be voted for such substitute nominees.

     The Nominees would not be barred from being considered independent under applicable NASDAQ rules and the independence standards applicable to Emageon under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

     Other than as described in this Proxy Statement or in Appendix A hereto, none of Oliver Press’ three Nominees for director named in this Proxy Statement nor Oliver Press nor any other participants in this solicitation nor any other person who may solicit proxies on their behalf:

(i) has purchased or sold any class of securities of Emageon within the past two years;

(ii) has borrowed funds for the purpose of acquiring or holding any shares of Common Stock purchased by such person within the past two years;

(iii) is now or within the past year has been a party to any contract, arrangement or understanding with any person with respect to any securities of Emageon;

(iv) had or will have a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of Emageon’s last fiscal year, or any currently proposed transaction, or series of similar transactions, to which Emageon or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $120,000; or

(v) has any arrangement or understanding with any person with respect to any future employment with Emageon or its affiliates or any future transactions to which Emageon or any of its affiliates will or may be a party.

     There are no present plans, understandings or arrangements whereby Oliver Press, any of its members, or any of its nominees for election as directors will acquire any of Emageon’s operations or assets.

     You are being asked to elect the Nominees. The enclosed BLUE proxy card may only be voted for the Nominees and does not confer voting power with respect to the Company’s nominees. Accordingly, you will not have the opportunity to vote for any of Emageon’s nominees. You can only vote for Emageon’s nominees by executing a proxy card provided by Emageon.

     The persons named as proxies in the accompanying BLUE proxy card of Oliver Press intend to vote “FOR” Oliver Press’ nominees unless specifically instructed to the contrary by the person executing the proxy card. The votes cast at the Annual Meeting may result in the election to the Emageon Board of some of the persons on whose behalf Oliver Press is soliciting proxies and some of Emageon’s nominees.

     If some of the persons supported by Oliver Press and some of Emageon’s nominees are elected, those persons who are nominees of Oliver Press intend to serve their terms as directors. Oliver Press is unable to predict whether any nominees of Emageon will agree to serve on a board of directors comprised in part of Oliver Press’ nominees. In the event that vacancies on the board of directors are created by the refusal of any of these persons to serve with Oliver Press’ nominees, we would anticipate that our Nominees would propose to the Board that it take all actions necessary to fill those vacancies, subject to the requirements of Delaware law and Emageon’s bylaws. Oliver Press does not have any plans to attempt to fill any vacancies with persons nominated by it. Since the Nominees, if elected, would not control the Board, Oliver Press cannot predict whether any or all of any vacancies would be filled or whether a vote would be submitted by the Board to stockholders in respect of the election of directors to fill any vacancies.

     The persons receiving the greatest number of votes for the number of director positions to be elected at the Annual Meeting will be elected the directors of Emageon.

     You are urged to vote FOR the election of the persons named above as directors of Emageon by completing, signing, dating and mailing promptly the enclosed BLUE proxy card in the postage-paid envelope provided.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

     As discussed in further detail in the Company’s proxy statement, the Company’s Audit Committee appointed Ernst & Young LLP, as the Company’s independent registered public accounting firm for the year ending December 31, 2008. The Company is asking stockholders to ratify the appointment of Ernst & Young LLP as independent auditors for the Company’s year ending December 31, 2008.

     We do not object to the ratification of the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm for the Company’s year ending December 31, 2008.

     While this proposal also appears on the proxy card you may have received from the Company, you cannot vote for Oliver Press’ nominees on that proxy card and thus we request that you use the BLUE proxy card to vote on this matter. If you return the BLUE proxy card and no marking is made, you will be deemed to have given a direction to vote all the shares represented by the BLUE proxy card for this proposal.

VOTING AND PROXY PROCEDURES

     Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Oliver Press believes that the only outstanding class of securities of Emageon entitled to vote at the Annual Meeting is the Common Stock.

     Shares represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Emageon Board, FOR the ratification of the appointment of Ernst & Young LLP as independent registered public accounting firm for the Company’s year ending December 31, 2008 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

QUORUM

     In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies. A quorum consists of a majority of the outstanding shares entitled to vote at the meeting. All shares that are voted “FOR”, “AGAINST” or “ABSTAIN” (or “WITHHOLD” in the case of election of directors) and broker non-votes on any matter will count for purposes of establishing a quorum and will be treated as shares entitled to vote at the Annual Meeting (the “Votes Present”).

VOTES REQUIRED FOR APPROVAL

     Election of Directors. A plurality of the total votes cast by holders of the shares entitled to vote at the Annual Meeting for the Nominees is required for the election of directors, and the three nominees who receive the most votes will be elected (assuming a quorum is present). A vote to “WITHHOLD” for any nominee for director will be counted for purposes of determining the quorum, but will have no other effect on the outcome of the vote on the election of directors. Stockholders do not have the right to cumulate their votes in the election of directors.

     Ratification of Appointment of Ernst & Young LLP. The affirmative vote of the holders of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting at the Annual Meeting is required to approve the ratification of the appointment of Ernst & Young LLP (assuming a quorum is present).

     With respect to the ratification of the appointment of Ernst & Young LLP and any matters other than the election of directors to be voted on at the Annual Meeting, abstentions and broker non-votes will not be taken into account and will have no effect on the outcome.

ABSTENTIONS

     Abstentions will count as Votes Present for the purpose of determining whether a quorum is present. Abstentions will have no effect on the proposal to ratify the appointment of Ernst & Young LLP, because abstentions do not count as votes cast and the bylaws provide that only votes cast are to be considered for purposes of determining the outcome of a vote (other than the election of directors).

DISCRETIONARY VOTING

     Shares held in “street name” and held of record by banks, brokers or nominees for you may not be voted by such banks, brokers or nominees unless you, as the beneficial owners of such shares, provide them with instructions on how to vote, because the banks, brokers or nominees have no discretion to vote on those matters. The situation described in the first sentence of this section is frequently referred to as a broker non-vote. It is our view that to the extent that we distribute material to the banks, brokers or nominees for forwarding on to beneficial owners, the election of directors becomes a contested item and therefore the banks, brokers or nominees will not issue a “routine” vote on behalf of the beneficial owners that have not instructed the banks, brokers or nominees as to how they wish to vote on the election of directors. If beneficial owners wish to vote, they must provide the bank, broker or nominee with specific instructions to vote.

     Shares held in “street name” and held of record by banks, brokers or nominees for stockholders who are the beneficial owners of such shares, but who do not receive this Proxy Statement and the enclosed Blue proxy card from Oliver Press, may be permitted to be voted by such banks, brokers or nominees without instructions from such beneficial owners on how to vote.

REVOCATION OF PROXIES

     Stockholders of Emageon may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Oliver Press in care of MacKenzie Partners, Inc. at the address set forth in this Proxy Statement or to the Corporate Secretary of Emageon at the address provided by Emageon in Emageon’s proxy statement. Although a revocation is effective if delivered to Emageon, Oliver Press requests that either the original or photostatic copies of all revocations be mailed to Oliver Press in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that Oliver Press will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the outstanding shares. Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE EMAGEON BOARD OR FOR THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

     The solicitation of proxies pursuant to this Proxy Statement is being made by Oliver Press and the other participants in this solicitation. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

     The expenses of preparing, printing and distributing this Proxy Statement and the accompanying form of proxy and the cost of soliciting proxies will be borne by Oliver Press. Such expenses are estimated to be approximately $250,000, of which $25,000 have been incurred to date. If it is successful, Oliver Press intends to seek reimbursement from Emageon, to the extent permitted by law, for expenses incurred in connection with its proxy solicitation, without the vote of the holders of the Common Stock.

     Copies of soliciting materials will be furnished to banks, brokerage houses and other custodians, nominees and fiduciaries for forwarding to the beneficial owners of shares of Common Stock for whom they hold shares, and Oliver Press will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

     Oliver Press has also retained MacKenzie Partners, Inc. to assist it in the solicitation of proxies. MacKenzie Partners will solicit proxies on behalf of Oliver Press from individuals, brokers, bank nominees and other institutional holders in the same manner described above. MacKenzie Partners will receive a fee not in excess of $125,000 for its services to Oliver Press for the solicitation of the proxies. Oliver Press has also agreed to indemnify MacKenzie Partners against certain claims. Approximately 25 persons will be employed by MacKenzie Partners to solicit stockholders.

PARTICIPANTS IN THE SOLICITATION

     Under applicable regulations of the Securities and Exchange Commission, Oliver Press and each of Oliver Press’ nominees is deemed to be a “participant” in Oliver Press’ solicitation of proxies. In addition, Oliver Press, the investment adviser to each of Davenport, JE and OPM and Oliver Press Investors, LLC, the general partner of each of Davenport, JE and OPM, is deemed to be a participant. As a result of the relationship of Oliver Press and Oliver Press Investors to each of Davenport, JE and OPM and Messrs. Oliver’s and Press’ status as the Managing Members of Oliver Press, each of Oliver Press, Oliver Press Investors, Mr. Oliver and Mr. Press share the power to vote and dispose of the shares of Common Stock held by Davenport, JE and OPM and is deemed to beneficially own such shares. In connection with the participants, Oliver Press furnishes the following information: Davenport is a Delaware limited partnership, JE is a Bermuda limited partnership, OPM is a Cayman limited partnership and each of Oliver Press and Oliver Press Investors is a Delaware limited liability company, and all such entities have a business address at 152 West 57th Street, New York, New York 10019. The name, business address and principal occupation of each of Oliver Press’ nominees for director is listed under the section entitled “Proposal 1: Election of Directors—Biographical Information”. Information about the present ownership by Oliver Press and its Nominees or any of their respective “associates” of Emageon Common Stock is set forth under the section entitled “Election of Directors—Share Ownership”. Information about transactions by Oliver Press and its Nominees in Emageon’s Common Stock during the past two years can be found in Appendix A to this Proxy Statement. Except as otherwise set forth in this Proxy Statement or in Appendix A hereto, none of Oliver Press or its Nominees or any of their respective “associates” has any arrangement or understanding with any person with respect to future employment or future transactions with Emageon.

     There are no arrangements between Oliver Press or any of its Nominees and any other person, pursuant to which any person is to be selected as such. There is no family relationship between persons nominated to become directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Other than with respect to the Form 4s filed by Oliver Press Partners, LLC, Oliver Press Investors, LLC, August K. Oliver and Clifford Press on October 2, 2007, November 9, 2007 and March 17, 2008, there was no participant, as described in this Proxy Statement, who, at any time during the fiscal year ended December 31, 2007, failed to file on a timely basis the reports required by Section 16(a) of the Securities Exchange Act of 1934, as amended, with respect to beneficial ownership of the Company’s securities during the most recent fiscal year. The number of transactions that were not reported on a timely basis in the three identified Forms 4 was ten.

ABSENCE OF APPRAISAL RIGHTS

Under Delaware law, you do not have appraisal rights in connection with our solicitation of proxies.

OTHER MATTERS AND ADDITIONAL INFORMATION

     Other Matters

     Other than those discussed above, Oliver Press is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Oliver Press is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

     Incorporation by Reference

     Oliver Press has omitted from this Proxy Statement certain disclosure required by applicable law that is expected to be included in the Company’s proxy statement relating to the Annual Meeting. This disclosure is expected to include, among other things, current biographical information on Emageon's current directors and executive officers, certain information regarding the securities of Emageon held by Emageon's directors, nominees, management and 5% stockholders, information concerning executive compensation, an analysis of cumulative total returns on an investment in Emageon’s shares of Common Stock during the past five years, information on audit services and fees of Ernst & Young LLP and procedures for nominating directors for election to the Emageon Board and submitting proposals for inclusion in Emageon’s proxy statement at the next annual meeting and other important information. Stockholders should refer to the Emageon proxy statement in order to review this disclosure. Please note that because Oliver Press was not involved in the preparation of the Company’s proxy statement, we cannot reasonably confirm the accuracy or completeness of certain information contained in the Company’s proxy statement.

     Although we do not have any knowledge indicating that any statement made by Oliver Press herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by Emageon to disclose events that may affect the significance or accuracy of such information.

     The information concerning Emageon contained in this Proxy Statement has been taken from, or is based upon, publicly available information.

IMPORTANT

     1. Be sure to vote on the BLUE proxy card. We urge you not to sign any proxy card, which is sent to you by Emageon.

     2. If any of your shares are held in the name of a bank, broker or other nominee, please contact the person responsible for your account and direct him or her to vote on the BLUE proxy “FOR” Oliver Press’ nominees.

If you have any questions, require assistance in voting your BLUE proxy card, or need additional copies of Oliver Press’ proxy materials, please call
MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
emageonproxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PLEASE COMPLETE, SIGN, DATE AND MAIL OLIVER PRESS’ ENCLOSED BLUE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES. BY COMPLETING, SIGNING, DATING AND RETURNING OLIVER PRESS’ ENCLOSED BLUE PROXY CARD, ANY PROXY PREVIOUSLY GIVEN BY YOU WILL BE AUTOMATICALLY REVOKED. ONLY THE LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.

[_____ __], 2008

OLIVER PRESS PARTNERS, LLC
152 WEST 57th STREET
NEW YORK, NEW YORK 10019

APPENDIX A

TWO YEAR TRANSACTION HISTORY OF EACH PARTICIPANT

Davenport Partners, L.P.

Class				Date of
of Security	Quantity	Amount of Transaction ($)		Transaction

Common Stock	14,300	$118,203.80		5-Jun-07
Common Stock	33,200	$275,712.72		6-Jun-07
Common Stock	46,000	$379,748.40		7-Jun-07
Common Stock	8,200	$70,023.90		11-Jun-07
Common Stock	5,600	$48,104.00		11-Jun-07
Common Stock	24,600	$210,066.78		12-Jun-07
Common Stock	5,800	$49,743.12		13-Jun-07
Common Stock	22,400	$192,640.00		13-Jun-07
Common Stock	23,000	$202,170.00		14-Jun-07
Common Stock	11,200	$95,984.00		19-Jun-07
Common Stock	11,200	$95,648.00		20-Jun-07
Common Stock	11,200	$95,625.60		20-Jun-07
Common Stock	11,600	$97,827.44		21-Jun-07
Common Stock	2,500	$20,975.00		21-Jun-07
Common Stock	11,500	$97,424.55		17-Jul-07
Common Stock	92,000	$781,080.00		18-Jul-07
Common Stock	2,900	$24,737.00		18-Jul-07
Common Stock	57,500	$514,050.00		19-Jul-07
Common Stock	11,500	$99,324.35		20-Jul-07
Common Stock	500	$4,343.75		23-Jul-07
Common Stock	100	$889.00		24-Jul-07
Common Stock	58,000	$527,220.00		24-Jul-07
Common Stock	99,000	$894,960.00		26-Jul-07
Common Stock	3,000	$24,098.10		14-Sept-07
Common Stock	500	$4,014.05		17-Sept-07
Common Stock	2,260	$18,343.97		19-Sept-07
Common Stock	1,300	$10,580.18		20-Sept-07
Common Stock	100	$816.87		25-Sept-07
Common Stock	400	$3,354.52		26-Sept-07
Common Stock	5,000	$42,200.00		28-Sept-07
Common Stock	(576,260)	$(4,999,041.60	)*	1-Nov-07
Total	100	$867.50

*On November 1, 2007, Davenport Partners, L.P. ("Davenport"), contributed 576,260 shares of Common Stock of Emageon Inc. to Oliver Press Master Fund, L.P. in exchange for a limited partnership interest in such entity. Davenport received an opening partnership percentage in return for the contribution of such shares based upon the closing price of the Emageon Common Stock on October 31, 2007.

JE Partners, L.P.

Class			Date of
of Security	Quantity	Amount of Transaction ($)	Transaction

Common Stock	43,900	$362,877.40	5-Jun-07
Common Stock	102,200	$848,730.12	6-Jun-07
Common Stock	154,000	$1,271,331.60	7-Jun-07
Common Stock	28,400	$242,521.80	11-Jun-07
Common Stock	19,400	$166,646.00	11-Jun-07
Common Stock	85,400	$729,256.22	12-Jun-07
Common Stock	20,200	$173,243.28	13-Jun-07
Common Stock	77,600	$667,360.00	13-Jun-07
Common Stock	77,000	$676,830.00	14-Jun-07
Common Stock	38,800	$332,516.00	19-Jun-07
Common Stock	38,800	$331,352.00	20-Jun-07
Common Stock	38,800	$331,274.40	20-Jun-07
Common Stock	40,400	$340,709.36	21-Jun-07
Common Stock	8,500	$71,315.00	21-Jun-07
Common Stock	38,500	$326,164.30	17-Jul-07
Common Stock	308,000	$2,614,920.00	18-Jul-07
Common Stock	9,600	$81,888.00	18-Jul-07
Common Stock	192,500	$1,720,950.00	19-Jul-07
Common Stock	38,500	$332,520.65	20-Jul-07
Common Stock	1,500	$13,031.25	23-Jul-07
Common Stock	400	$3,556.00	24-Jul-07
Common Stock	192,000	$1,745,280.00	24-Jul-07
Common Stock	451,000	$4,077,040.00	26-Jul-07
Common Stock	56,000	$449,831.20	14-Sept-07
Common Stock	10,500	$84,295.05	17-Sept-07
Common Stock	44,000	$357,139.20	19-Sept-07
Common Stock	25,300	$205,906.58	20-Sept-07
Common Stock	1,400	$11,436.18	25-Sept-07
Common Stock	6,900	$57,865.47	26-Sept-07
Common Stock	95,000	$801,800.00	28-Sept-07
Common Stock	179,600	$902,364.28	6-Nov-07
Common Stock	94,000	$212,346.00	7-Mar-08
Common Stock	76,000	$171,524.40	10-Mar-08
Common Stock	12,300	$28,165.77	11-Mar-08
Common Stock	21,800	$48,718.64	14-Mar-08
Common Stock	6,600	$13,898.00	18-Mar-08
Common Stock	95,000	$219,450.00	20-Mar-08
Common Stock	204,800	$458,752.00	31-Mar-08
Total	2,934,600	$21,484,806.15

Oliver Press Master Fund, L.P.

Class				Date of
of Security	Quantity	Amount of Transaction ($)		Transaction

Common Stock	576,260	$4,661,943.40	*	1-Nov-07
Common Stock	30,400	$152,738.72		6-Nov-07
Common Stock	6,000	$13,554.00		7-Mar-08
Common Stock	4,000	$9,027.60		10-Mar-08
Common Stock	700	$1,602.93		11-Mar-08
Common Stock	1,200	$2,681.76		14-Mar-08
Common Stock	300	$631.71		18-Mar-08
Common Stock	5,000	$11,550.00		20-Mar-08
Common Stock	10,800	$24,192.00		31-Mar-08
Total	634,660	$4,877,922.12

*On November 1, 2007, Davenport Partners, L.P. ("Davenport"), contributed 576,260 shares of Common Stock of Emageon Inc. to Oliver Press Master Fund, L.P. in exchange for a limited partnership interest in such entity. Davenport received an opening partnership percentage in return for the contribution of such shares based upon the closing price of the Emageon Common Stock on October 31, 2007.

PRELIMINARY COPY - SUBJECT TO COMPLETION

BLUE PROXY CARD

EMAGEON INC.

2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF OLIVER PRESS PARTNERS, LLC

P R O X Y

     The undersigned acknowledges receipt of Oliver Press Partners, LLC’s and its affiliated entities’ (collectively “Oliver Press”) proxy materials and hereby appoints Augustus K. Oliver and Clifford Press, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Emageon Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company scheduled to be held on Monday, June 23, 2008, at 11:00 A.M., CDT, at the Company’s office located at 1200 Corporate Drive, Suite 200, Birmingham, Alabama 35242 and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

     The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Common Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse side and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting which Oliver Press is not aware of a reasonable time before this solicitation.

UNLESS OTHERWISE SPECIFIED IN THE SQUARES OR SPACES PROVIDED IN THIS PROXY, THIS PROXY WILL BE VOTED FOR EACH OF OLIVER PRESS’ NOMINEES FOR DIRECTOR AND FOR THE RATIFICATION OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. SHOULD OTHER MATTERS, WHICH OLIVER PRESS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

1. ELECTION OF DIRECTORS:

☒ Please mark vote as in this example

APPROVAL OF OLIVER PRESS’ PROPOSAL TO ELECT DIRECTORS:

OLIVER PRESS RECOMMENDS A VOTE “FOR” THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

		WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW

FOR ALL NOMINEES

Augustus K. Oliver Clifford Press Benner A. Ulrich	☐	☐	☐

OLIVER PRESS INTENDS TO USE THIS PROXY TO VOTE “FOR” MESSRS. OLIVER, PRESS AND ULRICH.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR OLIVER PRESS NOMINEE, MARK THE “FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW. YOUR SHARES WILL BE VOTED FOR THE REMAINING OLIVER PRESS NOMINEE(S).

________________________________________________________________

2. APPROVAL OF THE COMPANY’S PROPOSAL TO RATIFY APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY’S YEAR ENDING DECEMBER 31, 2008.

FOR	AGAINST	ABSTAIN
☐	☐	☐

DATED: _______________________

__________________________

(Signature)

___________________________

(Signature, if held jointly)

___________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.